C 8/14

06008901

URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

KS 8/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-22947

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Securities, LLC

Official Use Only

FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 California Street, Suite 1600
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Yates

(Area Code – Telephone No.)
415-954-8310

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

KPMG LLP

Three Embarcardero Center, Suite 2000, San Francisco, CA

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gene Yates swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Gene Yates
Title: Senior Vice President, CFO

Notary Public 2-27-06

GARY BADER
COMM. #1431901
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Aug. 21, 2007

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO SECURITIES, LLC

December 31, 2005

Table of Contents

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2005, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2005, in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 27, 2006

WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2005

(In thousands)

Assets

Cash and cash equivalents	$	63,380
Short term investments, at market value		19,711
Receivable from brokers, dealers, and clearing organizations (note 3)		6,442
Securities owned, at market value (note 4)		39
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,662 (note 5)		311
Receivable from affiliate (note 6)		2,074
Other assets		411
Total assets	$	92,368

Liabilities and Member's Equity

Liabilities:		
Accrued compensation and related benefits	$	6,424
Liability associated with exit activity (note 11)		1,565
Payables to affiliates (note 6)		202
Other liabilities and accrued expenses		892
Total liabilities		9,083
Member's equity		83,285
Total liabilities and member's equity	$	92,368

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (the Company) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, New York, Chicago, and Portland, Oregon. As of December 31, 2005, the Company's primary activities are institutional brokerage, trading, underwriting, and distribution of corporate securities.

The Company clears all securities transactions on a fully disclosed basis through a nonaffiliated broker-dealer. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) *Securities Transactions*

Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at quoted market values.

(b) *Fair Value of Financial Instruments*

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) *Cash and cash equivalents*

Cash and cash equivalents consist of balances in bank accounts used in operations and short-term liquid securities with original maturities of three months or less.

(d) *Receivable From or Payable to Brokers, Dealers, and Clearing Organizations*

Receivable from or payable to brokers, dealers, and clearing organizations consist primarily of amounts payable to the Company's clearing broker for commissions and the contract value of securities which have not been delivered or received as of the date of the statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(e) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(In thousands)

(f) ***Stock-Based Compensation***

Selected employees of the Company participate in various WFC stock-based employee compensation plans (the Plans). The Plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years. As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, WFC, and therefore the Company, has elected to apply the intrinsic value method of Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* (APB 25), to account for its participation in the Plans through December 31, 2005. The Company did not record any compensation expense for the options granted under the Plans during 2005, as the exercise price was equal to the quoted market price of the stock at the date of grant.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which replaced SFAS No. 123 and superseded APB 25. WFC adopted SFAS 123R on January 1, 2006, which requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. This cost must be recognized in the income statement over the vesting period of the award. The Company does not believe that adoption of SFAS 123R will have a significant effect on its financial condition.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $6,442 consists of $3,290 of corporate finance and underwriting fee receivables from other broker-dealers and $3,152 of receivables from the Company's clearing agent.

(4) Securities Owned, at Market Value

Marketable securities owned consist of corporate securities at quoted market values in the amount of $39.

Principal transactions for U.S. government and government agency obligations, state and municipal obligations, and corporate bonds, debentures and notes have been transferred to Wells Fargo Investments, LLC (WFI), an affiliate of the Company.

(In thousands)

(5) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment and leasehold improvements as of December 31, 2005 is as follows:

Leasehold improvements	$	1,281
Computers and equipment		67
Furniture and fixtures		625
		1,973
Less accumulated depreciation and amortization		(1,662)
Furniture, equipment, and leasehold improvements, net	$	311

(6) Related Party Transactions

In the ordinary course of business, the Company enters into material transactions with other affiliates of WFC.

Receivable from affiliates includes amounts related to WFC securities of $1,868 which were underwritten by the Company and promissory notes with one employee in the amount of $200 at December 31, 2005. In addition, the Company forgave a loan with one employee in the amount of $183 as part of the severance agreement related to the wind down of the sell-side institutional equity brokerage and research products and services (note 11).

Payables to affiliate are accounts payable due to WFC for reimbursement of compensation paid on behalf of the Company in the amount of $202.

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. The Company pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2005.

On July 22, 2002, the Company entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2005.

On April 1, 2002, the Company entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. The Company pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts are outstanding on either of these financing lines as of December 31, 2005.

(Continued)

(In thousands)

(7) Commitments and Contingencies

The Company leases certain office space and equipment under noncancellable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31:		
2006	$	2,068
2007		1,628
2008		1,601
2009		1,638
2010 and thereafter		1,059
	$	7,994

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company which in the opinion of management, will be resolved with no material impact on the Company's financial position.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2005, the Company's net capital was $77,034, which was $76,426 in excess of its required net capital of $608 defined as the greater of $250 or 6 2/3% of total aggregate indebtedness, and the Company had a percentage of aggregate indebtedness to net capital of 12%.

The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(9) Employee Benefits

The Company participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only the Company's employees are not available.

The Company's employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(Continued)

(In thousands)

(10) Financial Instruments With Off-Balance-Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon the Company's statement of financial condition.

In the normal course of business, the Company enters into underwriting commitments. The Company had no open underwriting commitments at December 31, 2005.

(11) Exit Activity

At the close of business, August 2, 2005, the Company discontinued its sell-side institutional equity brokerage and research products and services. As of December 31, 2005, the liability associated with this exit activity included $1,281 of severance costs and $284 of sublease loss liability.

(12) Subsequent Event

On January 18, 2006, the Company completed the acquisition of Secured Capital LLC, a broker dealer subsidiary of Secured Capital for $12,500. This transaction was part of Eastdil (a wholly owned subsidiary of WFC) acquiring Secured Capital on January 18, 2006.

Schedule

WELLS FARGO SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2005

(In thousands, except for percentages)

Member's equity	$	83,285
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		3,230
Furniture, equipment, and leasehold improvements, net		311
Receivable from affiliate		2,074
Other assets and other charges		441
Total nonallowable assets and other charges		6,056
Capital before haircuts on securities positions		77,229
Haircuts on securities positions		195
Net capital		77,034
Minimum net capital:		
The greater of $250 or 6 2/3% of aggregate indebtedness		608
Excess net capital	$	76,426
Total aggregate indebtedness		9,113
Percentage of aggregate indebtedness to net capital		12 %
Reconciliation of WFS's net capital computation included in Part II of Form X-17a-5 as of December 31, 2005:		
Net capital as reported in WFS's Part II (unaudited) FOCUS report	$	77,461
Net effect of audit adjustments		(460)
Adjustment to haircuts on securities positions		33
Net capital per above	$	77,034

See accompanying independent auditors' report.